March 15, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: DSwiss, Inc.

Form S-1/A

Filed January 26, 2015

File No. 333-208083

To the men and women of the SEC:

On behalf of DSwiss, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 9, 2016 addressed to Mr. Leong Ming Chia, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on January 26, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Outside Front Cover Page of Prospectus

1. We note that your outside cover page has been revised since your initial filing to increase the amount of information included on that page. Please limit the outside cover page to one page. Please refer to Item 501(b) of Regulation S-K and comment 3 of our letter dated December 15, 2015.

COMPANY RESPONSE

The Company requests further clarification. After reviewing Item 501(b) and the outside cover page it appears that the outside cover page is limited to one page. The first page designated as page 1 follows the outside cover page and is present immediately prior to the beginning of the “Prospectus Summary.” The line above the capitalized red text (above preliminary prospectus) is simply present to act as a break in the text. It does not dictate the end of a page.

2. Please revise to include the dealer prospectus delivery obligation language called for by Item 502(b) of Regulation S-K, and please specify the expiration date.

COMPANY RESPONSE

We have added the following to page 1:

Dealer Prospectus Delivery Obligation

For the duration of this offering, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Risk Factors, page 5

3 We note your disclosure on page 6 that you purchase your product from suppliers and rebrand them under the DSwiss name, and that you do not appear to have any intellectual or other protections in place to keep your suppliers from selling the same products that you rebrand and resell to other companies. Please include a risk factor discussing this fact. Please refer to comment 7 of our letter dated December 15, 2015.

COMPANY RESPONSE

We have added the following risk factor to page 6:

We do not have any protections or measures in place to prevent our suppliers and or competitors from selling the products we rebrand and subsequently sell under the Dswiss name.

Currently, we do not have any protections or measures in place to prevent our suppliers or competitors from selling the same products that we rebrand and subsequently sell under the DSwiss name. We face the possibility that our customers may purchase our products elsewhere as our suppliers and or competitors may be able to offer the same goods at more competitive prices. Because of this our financial condition, and sales may suffer. If this is to occur you may lose some or all of your investment.

The risk of Trademark registration in countries, page 5

4. Please revise your disclosure under this heading to clarify the nature of the risk that you refer to here.

COMPANY RESPONSE

We have revised and amended the risk factor in its entirety so that it is more clear. Please see page 5.

Management’s Discussion and Analysis, page 14

For the Nine Months Ended September 30, 2015 and Nine Months Ended September 30, 2014, page 14

5. Please clarify why the implementation of the GST on April 1, 2015, which increased the selling prices of your goods by 6%, lowered rather than increased revenues.

COMPANY RESPONSE

The following has been added to page 14:

“Revenues have been decreased in 2015 as a result of the introduction of the Malaysia Goods & Services Tax (GST) when compared with 2014. The Malaysia Goods & Services Tax of 6% was implemented on April 1, 2015, which made products more expensive to purchase and less appealing to consumers, which lowered the amount of products we were able to sell, due to the required increased sales price that went along with this tax hike. In addition, the operating company paused operations for a few months in 2015 due to internal operating restructuring.”

Financing Activities, page 14

6. You present net cash provided by financing activities during the nine months ended September 30, 2015 as $279,467. However, the transactions that you describe during that period total $299,710. Please revise.

COMPANY RESPONSE

On page 14 we have amended the statement to read: “For the nine months ended September 30, 2015, net cash provided by financing activities was $299,801, sourced from the advances from director and issuance of shares.” We have also revised the corresponding figures on F-17.

7. Please revise here and elsewhere where you describe the issuance of 50,000 shares in consideration for 100% of the stock of DSwiss Holding Limited to clarify that Mr. Heung received the 50,000 shares. Please refer to comments 11 and 12 of our letter dated December 15, 2015.

COMPANY RESPONSE

We have clarified the above on page 14, 15, 26 and 27.

Description of Business, page 15

8. Please describe the “internal operating restructuring” that led you to stop business during 2015. Refer to Item 101(h) of Regulation S-K.

COMPANY RESPONSE

We have added the following disclosure on page 14:

“The internal operating restructuring of our company involved revamping our product line in order to increase our competitiveness in the market and also gain back our market shares. For further clarification on why this was necessary please refer to our answer to comment 5.

Additionally, we have restructured our company budgeting by cutting expenses under human resources, which subsequently led to decreased operating expenses for the nine months ended September 30, 2015."

9. You state in the risk factors section that the loss of HBW International Marketing as a supplier is a material risk. We note that HBW International Marketing was only one of two major suppliers that you relied upon in the nine months ended September 30, 2015. Please revise your discussion here to address the sources and availability of your products from your suppliers, and to name all principal suppliers. Please refer to Item 101(h)(4)(v) of Regulation S-K.

COMPANY RESPONSE

We have amended the risk factor to read as follows:

We rely on HBW International Marketing Sdn Bhd and Ultra Beauty Supply as our current vendors to produce our products. We may be unable to achieve our growth and profitability objectives if we cannot secure existing vendor relationships.

HBW International Marketing is our supplier for DSwiss Kiwi Cell Detox, DSwiss Coffee Plus and DSwiss Triple Stem Cell. Ultra Beauty Supply is our supplier for DSwiss Peppermint Slimming Gel, DSwiss Coffee Slimming Scrub, DSwiss Silk Mask and DSwiss Bio Cellulose Mask. There can be no assurances that our current or future vendor arrangements will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, design and production standards, or production volumes required to successfully mass market such products.

Business Information, page 15

10. Please discuss your plans to expand to Singapore, Indonesia, Hong Kong, Macau and China in greater detail, including timeframes for achieving planned milestones and associated costs. As you do not appear to allocate any money for this expansion in your use of proceeds, please also describe your anticipated sources of financing. Please also describe any material regulatory issues that may be raised by your plans to expand into these markets, and please add risk factors as appropriate.

COMPANY RESPONSE

We have amended page 15. We have indicated in the S-1/A that we do not have any definitive plans, but rather intentions, to expand into these areas.

11. We note that your website prominently advertises the opportunity for individuals to become your agents by purchasing ten boxes of your products, but no discussion of this distribution method is included here. Please revise to discuss your distribution methods in greater detail, and any associated costs. See Item 101(h)(4)(ii) of Regulation S-K. If these agents are considered employees, please also revise your disclosure regarding your number of employees.

COMPANY RESPONSE

 We have added the following disclosure to page 15:

“Additionally, we are offering the option for individuals to become, in a sense, sales agents on behalf of our Company. In order to do so these individuals, who are not employees of the company, can function as our sales agents by purchasing, at minimum, ten boxes of our products. There is a designated commission and profit formula, which will vary slightly based on the products, whereby the sales agents will purchase products from us in bulk at a price lower than retail. They will then be able to make a profit by selling the products at full retail price. This discount they can purchase our products at will vary according to the quantity of products purchased by the agent. This will allow these sales agents to earn a profit while at the same time distributing our products to increase our market share and consumer base."

Selling Shareholders, page 19

12. We note your response to comments 22 and 26 of our letter dated December 15, 2015. It is unclear why you refer to Rito Group, Corp. in your response when this registration statement has been filed by DSwiss, Inc. If there is a relationship between you and Rito, its promoters, principals, and/or auditors, please advise us supplementally. In addition, we note that contrary to your assertions in your supplemental response that Messrs. Lee and Loke are unaffiliated with Weld Asia, the Form 8-K filed by Moxian Corp. on October 5, 2012 states that Messrs. Lee and Loke founded Weld Asia together. Please revise to disclose the material relationships that Messrs. Lee and Loke have with Weld Asia, explain why you believe your auditor is independent in light of those relationships, and include corresponding revisions in your sections regarding the interests of named experts and related party transactions. Please refer to comments 22 and 26 of our letter dated December 15, 2015.

COMPANY RESPONSE

There is a no relationship between the Company and Rito Group Corp. The Company’s consultant assisting with the preparation of the Registration Statement for both entities mistakenly inserted the wrong entity name in the response.

The Form 8-K that was filed by Moxian Corporation on October 5, 2012 does in fact state that Messrs. Lee and Loke founded Weld Asia together in 2001, however, it is very important to note that Weld Asia Associates, our PCAOB auditor is a completely separate firm (company) from Weld Asia, of which Messrs. Lee and Loke were previously affiliated with.

Messrs. Lee and Loke were not and never were founding members, current partners, principals, shareholders, or professional employees of Weld Asia Associates, our PCAOB auditor.

Weld Asia and Weld Asia Associates are two separate firms, incorporated in two different nations, with completely no affiliation with one another. As denoted previously Messrs. Lee and Loke have no affiliation in any capacity with Weld Asia Associates.

In conclusion, we believe that Weld Asia Associates, our current accounting firm is independent based on the above analysis.

13. Please revise to indicate the natural persons that hold beneficial ownership of the shares owned by Joyteam Group Limited. Please refer to Questions 140.01 and 140.02 of our Compliance and Disclosure Interpretations for Regulation S-K.

COMPANY RESPONSE

On page 19 we have added the following disclosure to our description of the beneficial ownership of the shares owned by Joyteam Group Limited:

“Mr. Lee Chong Kuang is the council of the Foundation and deemed as the beneficial owner of the shares.”

 Plan of Distribution, page 20

14. You continue to state that “[t]he Company will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states).” If you do not intend to pursue Blue Skies registration in any states, as indicated in your response to comment 24 of our letter dated December 15, 2015, please clearly state this.

COMPANY RESPONSE

We have added the following to page 20: “At this time the Company only has plans to sell to non U.S. citizens outside of the United States.”

Directors and Executive Officers and Corporate Governance, page 23

15. We note your revisions in response to comment 26 of our letter dated December 15, 2015. The positions held by each of your executives and directors over the past five years continue to be unclear. Please clearly state what the primary employment of each of your directors and officers was during this period, including when a given position began and ended, and when your officers began to work for your company.

COMPANY RESPONSE

We have amended the officer biographies appropriately.

Executive Compensation, page 24

16. Please revise to include disclosure covering the fiscal year ended December 31, 2015. Please refer to Item 402(n)(1) of Regulation S-K.

COMPANY RESPONSE

We have revised our disclosure on page 24 to include the table for the fiscal year ended December 31, 2015. We have removed the table for the year ended 2013 as we understand it is only necessary to include the table for the past 2 fiscal years.

17. Please advise why Mr. Leong received compensation from you in 2013 if he did not begin working for DSwiss until 2014.

COMPANY RESPONSE

The statement that Mr. Leong joined DSwiss in 2014 was a clerical error, we have corrected this to accurately reflect that he began work for DSwiss in 2012.

Security Ownership of Certain Beneficial Owners and Management, page 24

18. Please revise to indicate Mr. Leong’s beneficial ownership of the shares held by Seeder International Sdn Bhd, as disclosed on page 19.

COMPANY RESPONSE

We have added the following disclosure to page 19: “Seeder International Sdn Bhd is 50% owned by Mr. Leong Ming Chia, the Director of the Company, and 50% owned by Mr. Loke Chee Wai.” We also amended the table on page 26 as appropriate.

Financial Statements

General

19. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

COMPANY RESPONSE

We will provide the updated financials in our next amendment. These will include the audited financials for our year end December 31, 2015 and the year prior.

20. We note your response to comment 29 of our letter dated December 15, 2015. Please provide a risk factor to specifically state, if true, that your accounting personnel have limited knowledge of U.S. GAAP and SEC rules and regulations. Your disclosure should clearly discuss the level of U.S. GAAP expertise that the preparers of your financial statements have. Please also identify any steps taken to increase your level of experience with U.S. GAAP and SEC rules and regulations.

COMPANY RESPONSE

We have added the following risk factor on page 12:

Our Officer and Director lack experience in preparing the financial statements according to U.S. GAAP and complying the SEC rules and regulations.

Our Chief Financial Officer lacks experience in and with the reporting and disclosure obligations according with U.S. GAAP and U.S SEC rules and regulations. Such lack of experience may impair our ability to prepare the financial statements with accordance of the U.S GAAP. This might causes our financial reporting does not indicate and represent the accurate information to the public. Moreover, we have been subject to various regulatory requirements, including those of the SEC and NASDAQ. These requirements include record keeping, financial reporting and corporate governance rules and regulations. As our CFO and employees have not historically had the experience on complying the SEC and NASDAQ regulations, there are some risks that our company will face the inquiry, comments or penalty from the SEC due to our inability on complying the rules and regulations.

Currently, our CFO maintains a checklist that contains the difference between U.S. GAAP and IFRS. Our CFO makes all necessary adjustments to our books and records based upon the checklist and ensures that the adjustments are complete and appropriate. An independent accounting firm audits the U.S. GAAP-based financial statements and the adjusting entries at the year-end.

In the near future, we will sponsor our CFO and related employees to sign up on U.S. GAAP educational program and professional training courses to gain the professional knowledge on the standards and SEC rules and regulations. Moreover, our company plans to hire more accountants that have previous professional working experience in preparing the financial reporting according to U.S. GAAP. Moreover, we plan to engage an outside consultant who has vast experience in U.S GAAP and compliance in SEC rules and regulations to overcome our lack of experience or employees.

2. Summary of Significant Accounting Policies, page F-7

Cost of revenue, page F-8

21. We note your response to comment 30 of our letter dated December 15, 2015. Please revise your accounting policy disclosures on page F-8 to include the same disclosures as page F-19. Please also revise your accounting policy to specifically disclose that you do not include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of your distribution network in cost of revenues. Please also disclose which line item these excluded costs are included in and the amounts included in each line item for each period presented, as applicable.

COMPANY RESPONSE

The company has revised the accounting policy disclosures on page F-8 and F-19. On these pages we have also added two sections titled “Shipping and handling fees” and “Selling and distribution expenses”.

Indemnification of Directors and Officers, page 27

22. Your description of the indemnification provisions of your bylaws continues to vary from the actual provisions of your bylaws, which allow for less discretion regarding the provision of indemnification on your part. Please revise, and please refer to comment 31 of our letter dated December 15, 2015.

COMPANY RESPONSE

We have amended the indemnification section to accurately reflect the provisions of our bylaws. Please see page 27.

Exhibits to Registration Statement, page 28

23. We note your response to comment 18 of our letter dated December 15, 2015. Please note that you must file the exhibits required by the exhibit table in Item 601 of Regulation S-K, including the material contracts called for by Item 601(b)(10) of Regulation S-K. Please refer to Item 601(a)(1) of Regulation S-K. If you wish to request confidential treatment for portions of your material contracts you may submit a confidential treatment request to the Office of the Secretary. For guidance in preparing a confidential treatment request, please refer to Staff Legal Bulletin No. 1 (CF) and its Addendum.

COMPANY RESPONSE

The Company has filed the agreements herein with this amendment but omitted certain information in these agreements that the Company intends to file confidentially with the SEC following this submission.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 15, 2016

/s/ Leong Ming Chia

Leong Ming Chia

Chief Executive Officer